UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

MOMO INC.

(Name of Issuer)

CLASS A ORDINARY SHARES, par value $0.0001 per share

(Title of Class of Securities)

60879B107**

(CUSIP Number)

Timothy A. Steinert, Esq.

Alibaba Group Holding Limited

c/o Alibaba Group Services Limited

26/F Tower One, Times Square

1 Matheson Street, Causeway Bay

Hong Kong

Tel: +852.2215.5100

With a copy to:

Kathryn King Sudol, Esq.

Simpson Thacher & Bartlett

ICBC Tower – 35th Floor

3 Garden Road, Central

Hong Kong

Tel: +852.2514.7600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 5, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒***

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**   This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing two Class A Ordinary Shares.

*** The Class A Ordinary Shares beneficially owned by the reporting persons were previously reported on a Schedule 13G filed on February 13, 2015. This Schedule 13D is being filed as a result of the events described in Item 4 below

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60879B107

1.	Name of Reporting Person Alibaba Investment Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 77,749,140 Class A Ordinary Shares (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 77,749,140 Class A Ordinary Shares (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,749,140 Class A Ordinary Shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.

Percent of Class Represented by Amount in Row (11)
27.7% of Class A Ordinary Shares issued and outstanding (2) (representing 6.2% of the voting power of the total issued and outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) (3)

14.	Type of Reporting Person CO

(1)

The Reporting Persons are deemed to beneficially own 77,749,140 Class A Ordinary Shares based on beneficial ownership of 76,269,140 Class A Ordinary Shares and 740,000 American depositary shares (the “ADSs”), representing 1,480,000 Class A Ordinary Shares.

(2)

Based on an aggregate of 383,751,403 Ordinary Shares (including Class A and Class B Ordinary Shares) issued and outstanding as of December 31, 2015, as disclosed in the Company’s current report on Form 6-K filed with the Securities and Exchange Commission on March 15, 2016, including 96,886,370 Class B Ordinary Shares issued and outstanding, as disclosed in the Schedule 13D filed by Gallant Future Holdings Limited, among other persons, with the Securities and Exchange Commission on April 6, 2016.

.

(3)	Each Class B Ordinary Share is entitled to 10 votes per share, and each Class A Ordinary Share is entitled to one vote per share.

CUSIP No. 60879B107

1.	Name of Reporting Person Alibaba Group Holding Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 77,749,140 Class A Ordinary Shares (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 77,749,140 Class A Ordinary Shares (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,749,140 Class A Ordinary Shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.

Percent of Class Represented by Amount in Row (11)
27.7% of Class A Ordinary Shares issued and outstanding (2) (representing 6.2% of the voting power of the total issued and outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) (3)

14.	Type of Reporting Person CO

(1)

The Reporting Persons are deemed to beneficially own 77,749,140 Class A Ordinary Shares based on beneficial ownership of 76,269,140 Class A Ordinary Shares and 740,000 American depositary shares (the “ADSs”), representing 1,480,000 Class A Ordinary Shares.

(2)

Based on an aggregate of 383,751,403 Ordinary Shares (including Class A and Class B Ordinary Shares) issued and outstanding as of December 31, 2015, as disclosed in the Company’s current report on Form 6-K filed with the Securities and Exchange Commission on March 15, 2016, including 96,886,370 Class B Ordinary Shares issued and outstanding, as disclosed in the Schedule 13D filed by Gallant Future Holdings Limited, among other persons, with the Securities and Exchange Commission on April 6, 2016.

(3)	Each Class B Ordinary Share is entitled to 10 votes per share, and each Class A Ordinary Share is entitled to one vote per share.

Item 1.        Security and Issuer

The title and class of equity securities to which this Schedule 13D relates are the Class A Ordinary Shares of the Issuer. ADSs, each representing two Class A Ordinary Shares, of the Company are listed on the NASDAQ Global Select Market under the symbol “MOMO”. The address of the principal executive offices of the Issuer is 20th Floor, Block B, Tower 2, Wangjing SOHO, No.1 Futongdong Street, Chaoyang District, Beijing 100102, People’s Republic of China.

Item 2.        Identity and Background

This statement on Schedule 13D (the “Schedule 13D”) constitutes an initial Schedule 13D filing on behalf of each Alibaba Investment Limited (“AIL”), a company organized under the laws of the British Virgin Islands, and Alibaba Group Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“AGHL”, and together with AIL, the “Reporting Persons”), with respect to the Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”), of Momo Inc., a Cayman Islands company (the “Issuer”), including certain Class A Ordinary Shares represented by ADSs. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 99.1.

The business address of AIL and AGHL is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.  AGHL is a holding company of the Alibaba Group.  AIL is a wholly-owned subsidiary of AGHL and principally engages in investment activities on behalf of AGHL. AGHL is a holding company which, through its subsidiaries and variable interest entities, operates leading online and mobile marketplaces in retail and wholesale trade, as well as provides cloud computing and other services.

The name, business address, citizenship and present principal occupation or employment of each executive officer and each member of the board of directors of each Reporting Person are set forth on Schedules A-1 and A-2 hereto and are incorporated herein by reference.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Schedule A-1 or A-2, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration

This Schedule 13D is being filed because, under the facts and circumstances described in Items 2, 4 and 5, the Reporting Persons, and members of the Buyer Group (as defined in Item 4) that are not Reporting Persons, may be deemed to be a group within the meaning of Section 13(d)(3) of the Act. This filing is not being made as a result of any particular acquisitions or dispositions of Ordinary Shares by the Reporting Persons.

The descriptions of the principal terms of the Proposal (as defined below) under Item 4 are incorporated herein by reference in its entirety.

Item 4.       Purpose of Transaction

On June 23, 2015, Yan Tang, Matrix Partners China II Hong Kong Limited (“Matrix”), Sequoia Capital China Investment Management L.P. (“Sequoia”) and Huatai Ruilian Fund Management Co., Ltd. (“Huatai Ruilian”, and together with Yan Tang, Matrix and Sequoia, the “Existing Buyer Group”, and the Existing Buyer Group together with AIL and Rich Moon Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Yunfeng”), the “Buyer Group”) jointly submitted a non-binding proposal (the “Proposal”) to the Issuer’s board of directors related to the proposed acquisition of all of the Ordinary Shares not beneficially owned by the Existing Buyer Group for cash consideration equal to US$18.90 per ADS, or US$9.45 per Class A Ordinary Share (the “Proposed Transaction”).

On July 6, 2015, the Existing Buyer Group entered into a consortium agreement (the “Consortium Agreement”), pursuant to which the Existing Buyer Group will cooperate in connection with a possible acquisition transaction (the “Transaction”) with respect to the Issuer as contemplated by the Proposal. The Consortium Agreement provides, among other things, for cooperation in arranging financing, engaging advisors and cooperation in preparing definitive documentation with respect to the Transaction. During the period beginning on the date of the Consortium Agreement and ending on the earlier of (a) 9-month after the date of the Consortium Agreement and (b) the termination of the Consortium Agreement on the mutual written agreement of the members of the Existing Buyer Group, members of the Existing Buyer Group have agreed to work exclusively with each other with respect to the Transaction (the “Exclusivity Period”).

On April 5, 2016, AIL entered into an Adherence Agreement (the “AIL Adherence Agreement”) pursuant to which it became a party to Consortium Agreement, and Yunfeng entered into an Adherence Agreement (the “Yunfeng Adherence Agreement”) pursuant to which it agreed become a party to the Consortium Agreement.

On April 5, 2016, the Buyer Group entered into the Amendment No. 1 to the Consortium Agreement (the “Amendment to the Consortium Agreement”), pursuant to which, among other amendments, the Buyer Group amended the Exclusivity Period to extend until the earlier to occur of (i) April 5, 2017 and (ii) the mutually agreed termination of the members of the Buyer Group.

The Proposed Transaction is subject to a number of conditions, including, among other things, the negotiation and execution of a definitive merger agreement and other related agreements mutually acceptable in form and substance to the Issuer and the Buyer Group. Neither the Issuer nor any member of the Buyer Group is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

If the Proposed Transaction is completed, the Issuer’s ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would be delisted from the NASDAQ Global Select Market.

References to each of the Consortium Agreement, the Amendment to the Consortium Agreement, the AIL Adherence Agreement and the Proposal in this Schedule 13D are qualified in their entirety by reference to the Consortium Agreement, the Amendment to the Consortium Agreement, the AIL Adherence Agreement, the Yunfeng Adherence Agreement and the Proposal, copies of which are attached hereto as Exhibit 99.2, Exhibit 99.3, Exhibit 99.4, Exhibit 99.5 and Exhibit 99.6, respectively, and incorporated herein by reference in their entirety.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.       Interests in Securities of the Issuer

(a)-(b) The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on an aggregate of 383,751,403 Ordinary Shares (including Class A and Class B Ordinary Shares) issued and outstanding as of December 31, 2015, as disclosed in the Company’s current report on Form 6-K filed with the Securities and Exchange Commission on March 15, 2016, including 96,886,370 Class B Ordinary Shares issued and outstanding, as disclosed in the Schedule 13D filed by Gallant Future Holdings Limited, among other persons, with the Securities and Exchange Commission on July 6, 2015. Each Class B Ordinary Share is entitled to 10 votes per share, and each Class A Ordinary Share is entitled to one vote per share.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A-1 or A-2 hereto, beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A-1 or A-2 hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

The Reporting Persons may be deemed to be a “group” with Yan Tang, Matrix, Sequoia, Huatai Ruilian and Yunfeng for purposes of Section 13(d) of the Act as a result of entering into the AIL Adherence Agreement to the Consortium Agreement (each as defined in Item 4). However, each of the Reporting Persons expressly disclaims beneficial ownership for all purposes of any of the Ordinary Shares and ADSs held by Yan Tang, Matrix, Sequoia, Huatai Ruilian or Yunfeng. The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedules 13D filed by Yan Tang, Matrix, Sequoia, Huatai Ruilian and/or Yunfeng.

(c) To the best knowledge of the Reporting Persons, none of the Reporting Persons nor any of the persons listed in Schedule A-1 or A-2 hereto has effected any transactions relating to the Ordinary Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

To the best knowledge of the Reporting Persons, except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.        Material to Be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement, dated April 7, 2016, by and between the Reporting Persons.

99.2

Consortium Agreement, dated July 6, 2015, by and among Mr. Yan Tang, Matrix Partners China II Hong Kong Limited, Sequoia Capital China Investment Management L.P. and Huatai Ruilian Fund Management Co., Ltd.

99.3

Amendment No. 1 to the Consortium Agreement, dated April 5, 2016, by and among Mr. Yan Tang, Matrix Partners China II Hong Kong Limited, Sequoia Capital China Investment Management L.P., Huatai Ruilian Fund Management Co., Ltd., Alibaba Investment Limited and Rich Moon Limited.

99.4	Adherence Agreement, dated April 5, 2016, by Alibaba Investment Limited.

99.5	Adherence Agreement, dated April 5, 2016, by Rich Moon Limited.

99.6

Proposal Letter, dated June 23, 2015, submitted by Mr. Yan Tang, Matrix Partners China II Hong Kong Limited, Sequoia Capital China Investment Management L.P. and Huatai Ruilian Fund Management Co., Ltd.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2016

ALIBABA INVESTMENT LIMITED

By:	/s/ Timothy A. Steinert
Name: Timothy A. Steinert
Title: Director

ALIBABA GROUP HOLDING LIMITED

By:	/s/ Timothy A. Steinert
Name: Timothy A. Steinert
Title: Authorized Signatory

SCHEDULE A-1

Directors and Executive Officers of Alibaba Investment Limited

The following table sets forth the names and present principal occupation of each director of Alibaba Investment Limited (“AIL”).  Unless otherwise noted, the business address for each person listed below is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.  AIL does not have any executive officers.

Name/Citizenship	Present Principal Occupation
Timothy Alexander STEINERT, United States	General Counsel and Secretary of AGHL

YEN Ping Ching Samuel, Canada	Vice President of Finance of AGHL

WU Wei (aka Maggie), People’s Republic of China	Chief Financial Officer of AGHL

SCHEDULE A-2

Directors and Executive Officers of Alibaba Group Holding Limited

The following table sets forth the names, business addresses and present principal occupation of each director and executive officer of AGHL.  Unless otherwise noted, the business address for each director listed below is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.  Unless otherwise noted, the business address for each executive officer listed below is 969 West Wen Yi Road, Yu Hang District, Hangzhou 310013, People’s Republic of China.

Name/Citizenship	Present Principal Occupation
Jack Yun MA, People’s Republic of China 969 West Wen Yi Road, Yu Hang District, Hangzhou 310013 People’s Republic of China	Executive Chairman of AGHL

Joseph C. TSAI, Canada	Executive Vice Chairman of AGHL

Jonathan Zhaoxi LU, People’s Republic of China 969 West Wen Yi Road, Yu Hang District, Hangzhou 310013 People’s Republic of China	Vice Chairman of AGHL

Daniel Yong ZHANG, People’s Republic of China 969 West Wen Yi Road, Yu Hang District, Hangzhou 310013 People’s Republic of China	Director and Chief Executive Officer of AGHL

J. Michael EVANS, Canada	Director and President of AGHL

Masayoshi SON, Japan c/o SOFTBANK CORP. 1-9-1 Higashi-shimbashi Minato-ku, Tokyo, 105-7303 Japan	Director of AGHL; Chairman and Chief Executive Officer of SoftBank Group Corp.

Wan Ling Martello, United States	Independent Director of AGHL; Executive Vice President of Nestlé S.A.

Chee Hwa TUNG, Hong Kong	Independent Director of AGHL; Vice Chairman of the Twelfth National Committee of the Chinese People’s Political Consultative Conference of the PRC

Walter Teh Ming KWAUK, Canada	Independent Director of AGHL; Senior Consultant of Motorola Solutions (China) Co., Ltd.

Jerry YANG, United States	Independent Director of AGHL; Founding Partner of AME Cloud Ventures

Börje E. EKHOLM, United States and Switzerland	Independent Director of AGHL; Head of Patricia Industries Division of Investor AB

Lucy Lei PENG, People’s Republic of China	Chief People Officer of AGHL

WU Maggie Wei, People’s Republic of China c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong	Chief Financial Officer of AGHL

Zhenfei LIU, People’s Republic of China	Chief Risk Officer of AGHL

Trudy Shan DAI, People’s Republic of China	Chief Customer Officer of AGHL

Timothy Alexander STEINERT, United States c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong	General Counsel and Secretary of AGHL

Jianhang JIN, People’s Republic of China	President of AGHL

Jian WANG, People’s Republic of China	Chairman of Technology Committee of AGHL

Jeff Jianfeng ZHANG, People’s Republic of China	Chief Technology Officer of AGHL

Yongfu YU, People’s Republic of China	President of Mobile Internet and Alimama Division of AGHL

Simon Xiaoming HU, People’s Republic of China	President of Alibaba Cloud Computing Division of AGHL

Sophie Minzhi WU, People’s Republic of China	President of Wholesale Marketplaces Division of AGHL

Peng JIANG, People’s Republic of China	President of YunOS Division of AGHL